SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                        Warp Technology Holdings, Inc.
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                               (Name of Issuer)


                  Common Stock, Par Value $0.00001 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  002840 10 6
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                                (CUSIP Number)


                               November 21, 2002
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              (Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      |_| Rule 13d-1(b)
                      |X| Rule 13d-1(c)
                      |_| Rule 13d-1(d)

                                 Page 1 of 7
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CUSIP No. 002840  10  6            13G                  Page   2   of   8  Pages
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1.        NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          Resolute Securities Limited
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                       (b)   |_|
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3.        SEC USE ONLY
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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Bahamas
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                               5.    SOLE VOTING POWER:
                                     4,275,000
          NUMBER OF         ----------------------------------------------------
           SHARES              6.    SHARED VOTING POWER
        BENEFICIALLY                 -0-
          OWNED BY          ----------------------------------------------------
            EACH
          REPORTING            7.    SOLE DISPOSITIVE POWER
           PERSON                    4,275,000
            WITH            ----------------------------------------------------

                               8.    SHARED DISPOSITIVE POWER
                                     -0-
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,275,000
--------------------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.4%
--------------------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON*
          CO
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                                 Page 2 of 7
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CUSIP No. 002840  10  6            13G                  Page   3   of   8  Pages
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                                 Page 2 of 7
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1.        NAME OF REPORTING PERSON:
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          John A. Roberts
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   |_|
                                                                       (b)   |_|
--------------------------------------------------------------------------------

3.        SEC USE ONLY
--------------------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
--------------------------------------------------------------------------------

                               5.    SOLE VOTING POWER:
                                     4,275,000
          NUMBER OF         ----------------------------------------------------
           SHARES              6.    SHARED VOTING POWER
        BENEFICIALLY                 -0-
          OWNED BY          ----------------------------------------------------
            EACH
          REPORTING            7.    SOLE DISPOSITIVE POWER
           PERSON                    4,275,000
            WITH            ----------------------------------------------------

                               8.    SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,275,000
--------------------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.4%
--------------------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON*
          IN
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                                 Page 3 of 7
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CUSIP No. 002840  10  6            13G                  Page   4   of   8  Pages
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Item 1(a). Name of Issuer:

      Warp Technology Holdings, Inc. (formerly known as Abbott Mines Limited)

Item 1(b). Address of Issuer's Principal Executive Offices:

      535 West 34th Street
      5th Floor
      New York, New York 10001


Item 2(a). Name of Person Filing:

      Resolute Securities Limited
      John A. Roberts

Item 2(b). Address of Principal Business Office, or if None, Residence:

      Resolute Securities Limited
      C/O The Private Trust Corporation Ltd.
      Charlotte House
      Charlotte Street
      P.O. Box N-65
      Nassau, Bahamas

      John A. Roberts
      Lincoln House
      Resolute Road
      Lyford Cay, PO Box N-7776
      New Providence, Bahamas

Item 2(c). Citizenship:

      Resolute Securities Limited: Bahamas
      John A. Roberts: United Kingdon

Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.00001 per share (the "Ordinary Shares")

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CUSIP No. 002840  10  6            13G                  Page   5   of   8  Pages
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Item 2(e). CUSIP Number:

      002840  10  6

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      Not applicable.

Item 4.    Ownership.

           Mr. John A. Roberts is the controlling shareholder of Resolute Securities Limited which owns its shares of the company's common stock for the benefit of Mr. Roberts. Mr. Roberts makes all the investment decisions for Resolute Securities Limited.

      (a)  Amount beneficially owned: (1)

--------
(1) Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Resolute Corporation or Mr. John A. Roberts is the beneficial owner of any common stock referred to herein for the purposes of Rule 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


           4,275,000 Ordinary Shares

      (b)  Percent of class:

           6.4%

      (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote: 4,275,000

                    (ii)   Shared power to vote or to direct the vote: - 0 -

                    (iii)  Sole power to dispose or to direct the disposition of: 4,275,000

                    (iv)  Shared power to dispose or to direct the disposition of: - 0 -

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable.

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CUSIP No. 002840  10  6            13G                  Page   6   of   8  Pages
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Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Resolute Securities Limited
                    John A. Roberts (IN)

Item 9.             Notice of Dissolution of Group.

      Not applicable.

Item 10.            Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Page 6 of 7

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    RESOLUTE SECURITIES LIMITED


                                                     /s/ John A. Roberts
May 15, 2003                                        ----------------------------
                                                    Title:    Director
                                                    Name: John A. Roberts



                                                    JOHN A. ROBERTS


                                                     /s/ John A. Roberts
May 15, 2003                                        ----------------------------
                                                    Name:  John A. Roberts



Exhibits (1) Joint Filing Agreement


                                 Page 7 of 7
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                            JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.




                                                    RESOLUTE SECURITIES LIMITED


Dated: May 15, 2003                                    /s/ John A. Roberts
                                                    ----------------------------
                                                    Title:    Director
                                                    Name:  John A. Roberts



                                                    JOHN A. ROBERTS


Dated: May 15, 2003                                    /s/ John A. Roberts
                                                    ----------------------------
                                                    Name:  John A. Roberts